SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                              GlobaLock Corporation
                 (Name of Small Business Issuer in Its Charter)

         Delaware                                         95-4702570
(State or other Jurisdiction of                (IRS Employer Identification No.)
Incorporation or Organization)

860 Via de la Paz
Pacific Palisades, California                              90272
(Address of Principal Executive Offices)                 (Zip Code)

                                 (310) 230-6100
              (Registrant's Telephone Number, Including Area Code)


Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                    Name of Each Exchange On Which
        To Be So Registered                    Each Class Is To Be Registered

               None                                    Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.001 par value

                                     PART I

Item 1.  Description of Business.

General

         We formed GlobaLock Corporation ("Globalock") under the laws of Delaware on August 5, 1998, for the purpose of engaging in a merger or other business combination with a presently unidentified operating company. GlobaLock has no predecessors and has never engaged in any business activity, other than with respect to organizational matters. A business combination involving GlobaLock, if any, will likely be effected through the acquisition of the equity securities or assets of an existing business, or the merger of GlobaLock with such a business in a transaction resulting in a change of control of GlobaLock.

         GlobaLock is in the development stage and has no operating history. No representation is made nor is any intended that our activities will be profitable. The likelihood of our success must be evaluated in light of the expenses, difficulties and delays frequently encountered in connection with the formation of a new business. Furthermore, no assurance can be given that we will have the ability to locate and acquire a business that we consider attractive. We have not restricted our search for an attractive business to any specific industry or area of business, and we cannot assure you that we will not attempt a business combination with a business that has a history of operating or financial difficulties that may increase the risks of an investment in GlobaLock. Moreover, our management may not possess the experience and skills necessary to make an informed judgment about the business or industry that may be chosen. The selection of the business or industry, and the manner, in which a business combination is conducted, is within management's sole and absolute discretion.

Business Plan

         GlobaLock's business plan is to seek, investigate, and, if such investigation warrants, enter into a business combination with a presently unidentified operating company that desires to realize the benefits of doing business in the form of a publicly traded corporation. Benefits associated with doing business as a publicly traded corporation may include greater availability of additional equity financing, liquidity for stockholders and meaningful benefits to key employees in the form of incentive and other stock options.

         We recognize that the number of businesses that may be available to us may be limited due to our severely limited financial, managerial and other resources. We will not restrict our search to any particular industry; but instead we may investigate businesses of any kind or nature, including, but not limited to, finance, high technology, manufacturing, service, research and development, communications, insurance brokerage, transportation and other businesses. Please take particular note that our business objectives are extremely general and are not intended to be restrictive upon the discretion of our management. At the present, we have not identified or chosen an area of business in which we propose to engage and have not conducted any market studies with respect to any business or industry. Furthermore, it is impossible at this time to determine the needs of the business in which we may seek to participate, and whether such a business would require additional capital or management, have other business or financial needs, or seek other advantages that we may not be able to offer. Conversely, we may conduct a business combination with a company which has no management or capital needs and which is interested in effecting a business combination with us solely for the purpose of establishing a public trading market for its securities.

Analysis of Business Prospects

         The analysis of potential business combinations will be undertaken by or under the supervision of management, no member of which is a professional business analyst. Management may employ accountants, technical experts, attorneys or other consultants or advisors in connection with its investigation of a possible business opportunity and in order to supplement the business experience of management. The selection of any such advisors will be made by management without any control by stockholders. It is unlikely that management will have any significant experience in any particular type of business.

         It may be anticipated that any business opportunity in which the Company participates through a business combination with another company will present certain risks. Many of these risks cannot be adequately identified prior to the selection of the specific opportunity, and stockholders must, therefore, depend on the ability of management to identify and evaluate such risks or obtain the assistance of others to do so (although the funds necessary to obtain and pay for any such assistance are not presently available). In the case of many opportunities available to us, it may be anticipated that the promoters thereof have been unable to develop a going concern or that the business is in its development stage and has not generated sufficient revenues from its principal business activity prior to our participation to provide assurance of its successful operation. In such a case, there is a risk that even after our participation in the activity the combined enterprise will still be unable to become a going concern or advance beyond the development stage. The opportunities available to us may also include new and untested products, processes or market strategies that may not succeed. If a business combination were to be entered into by GlobaLock under such circumstances, such risks would consequently be assumed by GlobaLock and, therefore, our stockholders.

Methods of Business Combination

         A business combination entered into by GlobaLock may take the form of a merger, consolidation or reorganization with another corporation or entity. It is anticipated that the primary consideration used by GlobaLock to acquire or combine with another business will be the issuance of additional shares of Common Stock.

         In the event that a business is acquired for our Common Stock, the owners or the stockholders of the acquired business may receive a number of shares sufficient to enable them to control GlobaLock, even if the number of shares is less than a majority of our then issued and outstanding shares. Accordingly, it is likely that upon consummation of a business combination, the present management and stockholders of GlobaLock will not be in control of the company. In addition, a majority of the directors may vote to change the composition of the board of directors of GlobaLock so that persons associated with the company with which a business combination is effected control GlobaLock's board of directors, or a majority or all of our directors may, as a part of the terms of the acquisition or combination, resign and be replaced by new directors so that persons associated with the company with which a business combination is effected control GlobaLock board of directors without a vote of our stockholders.

         It is anticipated that any securities issued in a business combination transaction would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the combination, we may agree to register such securities either at the time the transaction is consummated, under certain specified conditions, or at specified times thereafter. The issuance of substantial additional securities and sale of such securities into any trading market that may develop may have a depressive effect on the prevailing price of our Common Stock. In addition, the issuance of GlobaLock Common Stock for purposes of an acquisition may dilute the value of the investment of our stockholders.

         Notwithstanding the fact that GlobaLock may technically be the acquiring entity, generally accepted accounting principles might require that a transaction be accounted for as if GlobaLock had been acquired by the other entity owning or controlling the resulting the business. Therefore, a write-up in the carrying value of the assets of either company may not be permitted.

         The right of our stockholders to approve or disapprove any proposed transaction will depend upon the form of the transaction chosen by management and the provisions of applicable state law. Whether or not stockholder approval is required, management must observe certain fiduciary obligations to GlobaLock and its stockholders in approving and proceeding with any transaction.

Not An Investment Company or Investment Advisor

         We do not intend to engage in the business of investing in securities or to operate in any manner that would require it to register as an "investment company" under the Investment Company Act of 1940 (the "Investment Company Act"). Rule 3a-2 under the Investment Company Act provides that an issuer such as GlobaLock will be deemed not to be engaged in the business of investing in securities if, during a period of time not to exceed one year, the issuer has a bona fide intention to be engaged primarily, as soon as is reasonably possible, in a business other than investing in securities and such intent is evidenced by an appropriate resolution of the issuer's board of directors. Our board of directors has adopted such a resolution. While we would prefer to acquire an active business within a year, no assurance can be given that it will be able to do so. If it does not, the safe harbor of Rule 3a-2 will not be available to GlobaLock, but we believes that we will continue to be exempt from registration under the Investment Company Act so long as we do not engage primarily in the business of investing, reinvesting and trading in securities and we maintain our funds primarily in cash items.

         We will not furnish or distribute advise, counsel, publications, writings, analysis or reports to anyone related to the purchase or sale of any securities (within the language, meaning and intent of the Investment Advisers Act of 1940) and will not register as an investment adviser.

Employees

         As of August 1, 1999, the Company had one part-time employee.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Background

         GlobaLock was incorporated under the laws of the State of Delaware, for the purpose of engaging in a merger or other business combination with a presently unidentified operating company. We have no predecessors and have never engaged in any business activity, other than with respect to organizational matters. A business combination involving GlobaLock, if any, will likely be effected through the acquisition of the equity securities or assets of an existing business, or the merger of GlobaLock with such a business, in a transaction resulting in a change in control of GlobaLock. It is likely that we will seek to engage in a business combination with a private enterprise seeking to develop a public trading market for its securities, although there can be no assurance that this will be the case.

Plan of Operations

         GlobaLock has never engaged in any business activity, except with respect to its organization, and does not intend to do so until after the consummation of a business combination. As of June 30, 1999, GlobaLock had recorded no revenues and had incurred minimal expenses, all of which were incurred in connection with its organization and this registration statement.

Liquidity and Capital Resources

         Since its organization, GlobaLock has satisfied its cash requirements through sales of Common Stock and cash advances from its current stockholders. Our uses of cash have been professional fees, printing costs, postage expenses and similar disbursements relating to the organization of the company and this registration statement.

         At June 30, 1999, we had no cash, assets or other capital resources.

         Management expects that its costs of operation, and the costs and expenses of identifying, investigating and consummating an appropriate business combination, will be significant. The extent of these costs will depend upon the amount of time that lapses prior to the completion of a business combination, the number of business opportunities reviewed by management, the complexity of the business combination(s) reviewed and the expenses incurred in structuring, negotiating and consummating a business combination. Certain current stockholders have agreed, in their discretion, to make advances, if need be, to fund GlobaLock's immediate cash needs. No such advances have yet been made.

Item 3.  Description of Property.

         The Company does not own or lease any real or personal property.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth certain information with respect to the beneficial ownership of GlobaLock's Common Stock as of June 30, 1999, with respect to each person known by the Company to be the beneficial owner of more than five percent of our outstanding Common Stock, by each director or person selected to become a director, by each executive officer and by all directors and officers as a group. Each person named has sole voting and investment power with respect to the shares indicated, except as otherwise stated in the notes to the table. At June 30, 1999, GlobaLock had 2 stockholders of record.

                                                 Number
                                                Of Shares              Percent
                                                ---------              -------
AppleTree Investment Company, Ltd.              1,900,000                 95%
     69 Athol Street
     Douglas, Isle of Man 1M1 1JE

Page One Business Productions, Inc.               100,000                5.0%

All directors and officers as a group                   -                  *
     (3 persons)

---------------

*  Less than one percent

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The following table sets forth certain information concerning our sole director, executive officers and significant employee:

    Name               Age            Position
    ----               ---            --------

George A. Todt         45        Director, President and Chief Executive Officer

James Walters          45        Vice-President and Treasurer

Betsy Rowbottom        28        Secretary

Daniel J. Zimmerman    42        Business Development Manager

         Our director and executive officers devote such time and attention to the affairs of GlobaLock as is reasonable and necessary. Set forth below is a description of the background of our director, executive officers and significant employee.

         George A. Todt has been the sole director and our President since the inception of GlobaLock. Since 1996, Mr. Todt has been a managing member of PageOne Business Productions, LLC, a Delaware limited liability company. From 1990 to 1995, Mr. Todt was the chief executive officer of REPCO, Inc., a worldwide designer and builder of environmental facilities.

         James Walters has been the Vice-President and the Treasurer of GlobaLock since its inception. For more than 20 years, Mr. Walters has been engaged as a certified public accountant with the Los Angeles, California-based firm of Kellogg & Andelson.

         Betsy Rowbottom joined GlobaLock as Secretary in June 1999 from PageOne Business Productions, LLC where she began working in 1997 and became Vice President in March 1999. From 1994 to 1997, Ms. Rowbottom served as a talent agent at HSI Productions, a Chicago, Illinois-based video production company.

         Daniel J. Zimmerman was hired as the Business Development Manager of the Company in August, 1999. In 1998, Mr. Zimmerman began working for PageOne Business Productions, LLC. For approximately five years prior thereto, he served as the principal executive officer of a camp and organic farm for children called River Oaks Ranch.

         Our board of directors currently consists of one member, who serves in such capacity for a one-year term or until his successor has been elected and qualified, subject to earlier resignation, removal or death. The number of directors constituting the board of directors may be increased or decreased (but not below the minimum number required by applicable law) from time to time by resolution of the board of directors. GlobaLock's officers serve at the discretion of the board of directors, subject to any effective contractual arrangements.

Item 6.  Executive Compensation.

         Consistent with our present policy, no director or executive officer of GlobaLock receives compensation for services rendered to the company. However, such persons are entitled to be reimbursed for expenses incurred by them in pursuit of GlobaLock's business objectives.

Item 7.  Certain Relationships and Related Transactions.

         In March 1999, Globalock issued 100,000 shares to PageOne Business Productions, LLC, of which Mr. Todt is a managing member and Ms. Rowbottom is the Vice President.

Item 8.  Description of Securities.

Authorized and Outstanding Capital Stock

         GlobaLock's Restated Certificate of Incorporation provides for an authorized capital of 10,100,000 shares, $0.001 par value per share, of which 10,000,000 are classified as Common Stock and 100,000 are classified as Preferred Stock. As of June 30, 1999, there were 2,000,000 shares of Common Stock and no shares of Preferred Stock issued and outstanding. The following summary description of the Common Stock of the Company is qualified in its entirety by reference to the Certificates.

Common Stock

         The holders of Common Stock are entitled to cast one vote for each share of record on all matters to be voted on by shareholders, including the election of directors. Stockholders are not entitled to vote cumulatively with respect to the election of directors. The holders of Common Stock are entitled to receive dividends when and if declared by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up of the affairs of GlobaLock, the holders of the Common Stock are entitled to share ratably in all remaining assets which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion rights, and there are no redemption provisions applicable to the Common Stock. However, the Certificate grants the holders of Common Stock pre-emptive to purchase Common Stock.

         All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

Transfer Agent and Registrar

         The Company has appointed American Securities Transfer and Trust as the transfer agent and registrar of the Common Stock.


                                     PART II

Item 1. Market Price of Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         GlobaLock has not declared or paid any cash dividends on its Common Stock since its inception, and the board of directors presently intends to retain all of its earnings, if any, for the development of our business. The declaration and payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon a number of factors, including, among others, future earnings, operations, capital requirements, the general financial condition of GlobaLock and such other factors as the board of directors may deem relevant.

Item 2.  Legal Proceedings.

         GlobaLock is not a party to any litigation and, to our knowledge, no such proceedings are threatened.

Item 3.  Changes in Disagreements With Accountants.

         Since its inception, GlobaLock has not dismissed its independent accountant, nor has its independent accountant resigned (or declined to stand for re-election).

Item 4.  Recent Sales of Unregistered Securities.

         In October, 1998, GlobaLock issued a total of 1,000,000 shares of Common Stock for an aggregate purchase price of $10,000. The purchaser of such shares was a sophisticated investor and had a pre-existing relationship with GlobaLock. The offering was conducted in reliance on Section 4(2) of the Securities Act of 1933, as amended.

         On March 15, 1999, GlobaLock issued 900,000 and 100,000 shares of Common Stock for an aggregate purchase price of $1,000. The Purchasers of such shares were sophisticated investors, each of which had a pre-existing relationship with GlobaLock. The offering was conducted in reliance on Section 4(2) of the Securities Act of 1933, as amended.

Item 5.  Indemnification of Directors and Officers.

         Section 145 of Delaware Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of the person's duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses.

                                    PART F/S
--------------------------------------------------------------------------------


                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS
--------------------------------------------------------------------------------


       PAGE      1 - INDEPENDENT AUDITORS' REPORT

       PAGE      2 - BALANCE SHEET AS OF OCTOBER 31, 1998

       PAGE      3 - STATEMENT OF OPERATIONS FOR THE PERIOD
                     FROM AUGUST 5, 1998 (INCEPTION) TO
                     OCTOBER 31, 1998

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDER'S
                     EQUITY FOR THE PERIOD FROM AUGUST 5, 1998
                     (INCEPTION) TO OCTOBER 31, 1998

       PAGE      5 - STATEMENT OF CASH FLOW FOR THE PERIOD
                     FROM AUGUST 5, 1998 (INCEPTION) TO
                     OCTOBER 31, 1998

       PAGE  6 - 7 - NOTES TO FINANCIAL STATEMENTS AS OF
                     OCTOBER 31, 1998

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
GlobaLock Corporation

We have audited the accompanying balance sheet of GlobaLock Corporation (a development stage company) as of October 31, 1998 and the related statements of operations, changes in stockholder's equity and cash flows for the period from August 5, 1998 (inception) to October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of GlobaLock Corporation (a development stage company) as of October 31, 1998, and the results of its operations and its cash flows for the period from August 5, 1998 (inception) to October 31, 1998, in conformity with generally accepted accounting principles.



                                      /s/ Weinberg & Company, P.A.
                                      WEINBERG & COMPANY, P.A.


Boca Raton, Florida
March 15, 1999

                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                             AS OF OCTOBER 31, 1998


                                     ASSETS



Cash                                                   $   1,807
                                                       ---------

TOTAL ASSETS                                           $   1,807
------------                                           =========


                      LIABILITIES AND STOCKHOLDER'S EQUITY


LIABILITIES

 Accounts payable                                      $     215
                                                       ---------

     Total Liabilities                                       215

STOCKHOLDER'S EQUITY

   Preferred Stock, $0.01 par value,
    100,000 shares authorized, none
    issued and outstanding                                   --

   Common Stock, $0.01 par value,
    10,000,000 shares authorized,
    1,000,000 shares issued and
    outstanding                                           10,000

   Deficit accumulated during development
    stage                                                 (8,408)

     Total Stockholder's Equity                            1,592

TOTAL LIABILITIES AND STOCKHOLDER'S
 EQUITY                                                $   1,807
                                                       =========


                 See accompanying notes to financial statements.

                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                       FOR THE PERIOD FROM AUGUST 5, 1998
                         (INCEPTION) TO OCTOBER 31, 1998



REVENUE                                              $      --

EXPENSES
 Consulting expense                                       6,258
 Transfer agent fee                                         150
 Bad debt expense                                         2,000
                                                     ----------

Total expense                                             8,408
                                                     ----------

NET LOSS                                                 (8,408)
                                                     ==========

Weighted average number of
 shares outstanding during
 the period                                              126,524
                                                     -----------

Net loss per common share
 and equivalents                                     $ ( 0.0665)
                                                     ==========



                 See accompanying notes to financial statements.

                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CHANGES IN
                              STOCKHOLDER'S EQUITY
                       FOR THE PERIOD FROM AUGUST 5, 1998
                         (INCEPTION) TO OCTOBER 31, 1998


                                                       Deficit
                                                     Accumulated
                                Common Stock         During Deve-
                             Shares     Amount      lopment Stage       Total
                           ---------   -------      -------------     --------

Common stock issuance      1,000,000   $ 10,000      $       --       $ 10,000

Net loss for the period
 from August 5, 1998
 (Inception) to October
 31, 1998                        --         --            (8,408)       (8,408)
                           ---------   --------       -----------      --------

BALANCE AT OCTOBER 31,
 1998                      1,000,000   $ 10,000      $    (8,408)    $   1,592
                           =========   ========      ===========     =========


                 See accompanying notes to financial statements.

                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                       FOR THE PERIOD FROM AUGUST 5, 1998
                         (INCEPTION) TO OCTOBER 31, 1998


CASH FLOWS FROM
 OPERATING ACTIVITIES:

 Net loss                                             $    (8,408)
 Adjustments to reconcile net loss
  to net cash (used in) provided by
  operating activities:
  Bad debt expense                                          2,000
Changes in assets and liabilities:
   Increase (decrease) in:
   Accounts payable                                           215
                                                       ----------

 Net cash used in operating activities                     (6,193)
                                                       ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Advances to unrelated party                               (2,000)
                                                       ----------
 Net cash used in investing activities                     (2,000)
                                                       ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Proceeds from issuance of common stock                    10,000
                                                       ----------

 Net cash provided by financing activities                 10,000
                                                       ----------

INCREASE IN CASH AND CASH EQUIVALENTS                       1,807

CASH AND CASH EQUIVALENTS - BEGINNING
 OF PERIOD                                                     --
                                                       ----------

CASH AND CASH EQUIVALENTS - END OF PERIOD             $     1,807
                                                      ===========



                 See accompanying notes to financial statements.

                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1998

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.  Organization and Business Operations

         Globalock Corporation (a development stage company) was incorporated under the laws of Delaware on August 5, 1998 for the purpose of effecting a merger or other business combination with a domestic or foreign business.

         B.  Cash and Cash Equivalents

         For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         C.  Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         D.  Per Share Data

         Net loss per common share for the period ended October 31, 1998 is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, No. 128, "Earnings per Share".

         E.  Income Taxes

         The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the law or rates.

         At October 31, 1998, the Company had net operating loss carryforwards of approximately $8,400 which expires in the year 2013. The deferred tax asset created by this net operating loss has been fully offset by a valuation allowance.

                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1998


NOTE  2 - ADVANCES TO UNRELATED PARTY

         In anticipation of a potential acquisition which was subsequently cancelled, the Company advanced funds to pay a retainer for auditing services on behalf of the potential acquiree. As a result of the cancellation of the acquisition, the $2,000 receivable was written off and is included in the results of operations as bad debt expense for the period ended October 31, 1998.

NOTE  3 - STOCKHOLDER'S EQUITY

         A. Preferred Stock

         The Company is authorized to issue 100,000 shares of preferred stock at $.01 par value, with such designations, preferences, limitations and relative rights as may be determined from time to time by the Board of Directors.

         B. Common Stock

         The Company is authorized to issue 10,000,000 shares of common stock at $.01 par value. The Company issued 1,000,000 shares to Appletree Investment Company, Ltd.

NOTE  4 - SUBSEQUENT EVENTS

         (A) On March 15, 1999 the Company issued 900,000 and 100,000 shares to Appletree Investment Company, Ltd. and Page One Business Productions, Inc., respectively for cash.

         (B) Management is in the process of filing a restated certificate of incorporation with the state of Delaware which will change the par value of the common and preferred shares from $.01 per share to $.001 per share.

                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS
--------------------------------------------------------------------------------




       PAGE      1 - ACCOUNTANTS' REVIEW REPORT

       PAGE      2 - BALANCE SHEET AS OF APRIL 30, 1999

       PAGE      3 - STATEMENTS OF OPERATIONS FOR FOUR MONTHS
                     ENDED APRIL 30, 1999 AND FOR THE PERIOD
                     FROM AUGUST 5, 1998 (INCEPTION) TO
                     APRIL 30, 1999

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDERS'
                     DEFICIENCY FOR THE PERIOD FROM AUGUST 5, 1998
                    (INCEPTION) TO APRIL 30, 1999

       PAGE      5 - STATEMENTS OF CASH FLOW FOR FOUR MONTHS ENDED
                     APRIL 30, 1999 AND FOR THE PERIOD
                     FROM AUGUST 5, 1998 (INCEPTION) TO
                     APRIL 30, 1999

       PAGE  6 - 7 - NOTES TO FINANCIAL STATEMENTS AS OF
                     APRIL 30, 1999

                           ACCOUNTANTS' REVIEW REPORT


To the Board of Directors of:
GlobaLock Corporation

We have reviewed the accompanying balance sheet of GlobaLock Corporation as of April 30, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the four months then ended and for the period from August 5, 1998 (inception) to April 30, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of GlobaLock Corporation.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.



                                           /s/ Weingberg & Company, P.A.

                                           WEINBERG & COMPANY, P.A.


Boca Raton, Florida
July 15, 1999

                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                              AS OF APRIL 30, 1999


                                     ASSETS

Cash                                             $     770
                                                 ---------

TOTAL ASSETS                                     $     770
------------                                     =========


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY


LIABILITIES

 Accounts payable                                $   4,515
                                                 ---------

   Total liabilities                                 4,515
                                                 ---------

STOCKHOLDERS' DEFICIENCY

   Preferred Stock, $.001
    par value, 100,000
    shares authorized, none
    issued and outstanding                            --

   Common Stock, $.001 par
    value, 10 million shares
    authorized, 2,000,000 issued
    and outstanding                                  2,000

   Capital in excess of par                          9,000

   Accumulated deficit during
    development stage                              (14,745)
                                                  --------

     Total Stockholders' Deficiency                 (3,745)
                                                  --------

TOTAL LIABILITIES AND STOCKHOLDERS'
 DEFICIENCY                                      $     770
                                                 =========


                 See accompanying notes to financial statements.

                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                    FOR THE FOUR MONTHS ENDED APRIL 30, 1999
                     AND FOR THE PERIOD FROM AUGUST 5, 1998
                          (INCEPTION) TO APRIL 30, 1999


                                    CUMULATIVE FROM
                                    AUGUST 5, 1998        FOUR MONTHS
                                    (INCEPTION) TO           ENDED
                                    APRIL 30, 1999      APRIL 30, 1999
                                    --------------      --------------

Income                              $           --       $         --
                                    --------------       ------------

Expenses

 Accounting fees                            4,800              4,300
 Bad debt expense                           2,000                 --
 Bank service fees                             74                 44
 Consulting expense                         6,258                 --
 Insurance                                    230                230
 Transfer agent fees                        1,383                 --
                                    -------------       ------------

   Total expenses                          14,745              4,574
                                    -------------       ------------

NET LOSS                            $     (14,745)     $      (4,574)
                                    =============      =============

Weighted average number
  of shares outstanding
  during the period                      716,446           1,000,000
                                    ============       =============

Net loss per common share
  and equivalents                   $     (.0206)      $      (.0046)
                                    ============       =============


                 See accompanying notes to financial statements.

                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                       FOR THE PERIOD FROM AUGUST 5, 1998
                          (INCEPTION) TO APRIL 30, 1999

                                                                                   DEFICIT
                                                                                 ACCUMULATED
                                                                  ADDITIONAL       DURING
                                               COMMON STOCK        PAID-IN       DEVELOPMENT
                                             SHARES      AMOUNT     CAPITAL          STAGE          TOTAL
                                             ------      ------    ----------    -----------        -----

Common stock issuance                      1,000,000   $  1,000    $ 9,000       $    -         $   10,000

Net loss for the year ended
  December 31, 1998                              --         --         --          (10,171)        (10,171)
                                           ---------   --------    -------       ---------      ----------

Balance at December 31, 1998               1,000,000      1,000      9,000         (10,171)           (171)

Common stock issuance                      1,000,000      1,000        --              --            1,000

Net loss for the four months
  ended April 30, 1999                           --         --         --           (4,574)         (4,574)
                                          ----------   --------    -------      ----------      ----------

BALANCE, APRIL 30, 1999                    2,000,000   $  2,000    $ 9,000      $  (14,745)     $   (3,745)
                                          ==========   ========    =======      ==========      ==========


                 See accompanying notes to financial statements.

                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                    FOR THE FOUR MONTHS ENDED APRIL 30, 1999
                     AND FOR THE PERIOD FROM AUGUST 5, 1998
                          (INCEPTION) TO APRIL 30, 1999


                                     CUMULATIVE FROM
                                     AUGUST 5, 1998        FOUR MONTHS
                                      (INCEPTION) TO          ENDED
                                     APRIL 30,  1999     APRIL 30, 1999

CASH FLOWS FROM
 OPERATING ACTIVITIES:

 Net loss                            $     (14,745)    $      (4,574)
 Adjustments to
  reconcile net loss
  to net cash used
  by operating activities:

 Increase in accounts payable                4,515             4,300
                                     -------------     -------------

 Net cash used by
  operating activities                     (10,230)             (274)
                                     -------------     -------------

CASH FLOWS FROM INVESTING
 ACTIVITIES                                    --                --
                                     -------------     -------------

CASH FLOWS FROM FINANCING
 ACTIVITIES:

   Proceeds from issuance
    of common stock                         11,000             1,000
                                     -------------     -------------

 Net cash provided by
  financing activities                      11,000             1,000
                                     -------------     -------------

INCREASE IN CASH
 AND CASH EQUIVALENTS                          770               726

CASH AND CASH
 EQUIVALENTS - BEGINNING
 OF PERIOD                                     --                 44
                                     -------------     -------------

CASH AND CASH EQUIVALENTS
 - END OF PERIOD                     $         770     $         770
                                     =============     =============


                 See accompanying notes to financial statements.

                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF APRIL 30, 1999


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------

         A. Organization and Business Operations

         Globalock Corporation (a development stage company) was incorporated in Delaware on August 5, 1998 for the purpose of effecting a merger or other business combination with a domestic or foreign business.

         B. Cash and Cash Equivalents

         For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         C. Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (D) Per Share Data

         Net loss per common share for the four months ended April 30, 1999 and for the period from August 5, 1998 (inception) to April 30, 1999, is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, No. 128, "Earnings per Share".

         E. Income Taxes

         The Company accounts for income taxes under Statement of Financial Accounting Standards No 109, "Accounting for Income Taxes" (SFAS109). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the

                              GLOBALOCK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF APRIL 30, 1999


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)
--------------------------------------------------------------

         E.  Income Taxes - (CONT'D)

         Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the law or rates.

         At April 30, 1999, the company had net operating loss carryforwards of approximately $10,400 which expires in the year 2013. The deferred tax asset created by this net operating loss has been fully offset by a valuation allowance.

NOTE 2 - ADVANCES TO UNRELATED PARTY
------------------------------------

         In anticipation of a potential acquisition which was subsequently canceled, the Company advanced funds to pay a retainer for auditing services on behalf of the potential acquiree. As a result of the cancellation of the acquisition, the $2,000 receivable was written off in 1998 and is included in the cumulative results of operations as bad debt expense.

NOTE 3 - STOCKHOLDERS' EQUITY
-----------------------------

         A.  Preferred Stock

         The Company is authorized to issue 100,000 shares of preferred stock at $.001 par value, with such designations, preferences, limitations and relative rights as may be determined from time to time by the Board of Directors.

         B.  Common Stock

         The Company is authorized to issue 10,000,000 shares of common stock at $.001 par value. The Company issued 1,900,000 and 100,000 shares to Appletree Investment Company, Ltd. and Page One Business Productions, respectively.

                                    PART III


Item 1.           Index to Exhibits.

Description                                                          Page
-----------                                                          ----

3.1      Restated Certificate of Incorporation

3.2      Bylaws

4.1      Specimen of common stock certificate

10.1 Employment Agreement Between GlobaLock Corporation and Daniel Zimmerman

23.1     Consent of Weinberg & Company, P.A.

27.1     Financial Data Schedule

99.1     Statement Regarding Risks and Uncertainties

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: August 4, 1999
                                    GlobaLock Corporation


                                    By:  /s/ George A. Todt
                                        ----------------------------------------
                                         George A. Todt, President
                                         (principal executive officer)